SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Augusta Resource Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

050912203

(CUSIP Number)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley,

Vice President, Legal and Corporate Secretary

(416) 362-2576

with a copy to:

Mark L. Mandel, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005-1413

(212) 530-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,058,585(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 23,058,585

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,058,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  Includes: (i) 3,883,900 common shares purchased on the open market between July 23, 2010 and August 18, 2010, (ii) 10,905,590 common shares (the “Subscription Shares”), (iii) 5,452,795 common shares issued on March 18, 2011 upon the exercise of purchase warrants (the “Warrants”) and (iv) 2,816,300 common shares purchased through block trades executed on February 25, 2013, February 28, 2013 and April 16, 2013. The Subscription Shares and the Warrants were issued by Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta” or the “Issuer”), to HudBay Minerals Inc. (“Hudbay”) pursuant to the Subscription Agreement (the “Subscription Agreement”), dated August 23, 2010, between the Issuer and Hudbay. The Subscription Agreement provided for the sale to Hudbay of 10,905,590 Units (the “Units”) for a purchase price of C$2.75 per Unit. Each Unit consisted of one common share of the Issuer and one-half of one common share purchase warrant of the Issuer. Each whole Warrant entitled the holder to acquire one common share of the Issuer at an exercise price of C$3.90 at any time during the 18 months following closing of the transaction (subject to early expiry of the Warrants in certain circumstances).

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed by Hudbay on August 27, 2010 (the “Schedule 13D”) and amended on March 18, 2011 and April 17, 2013, with respect to the common shares of the Issuer. The common shares of the Issuer to which this Amendment relates are held directly by Hudbay. This Amendment is being filed to amend the Schedule 13D, as amended, in light of recent events.

Item 4.   Purpose of Transaction

Item 4 is supplemented as follows:

On February 9, 2014, Hudbay announced that it intends to commence an offer (the “Offer”) to acquire all of the issued and outstanding common shares of the Issuer (“Augusta Shares”) not already held by Hudbay, including any Augusta Shares that may become issued and outstanding after February 10, 2014 but before the expiry of the Offer upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire any Augusta Shares, including, without limitation, any option, warrant or convertible debenture, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay, on terms and subject to conditions set out in a take-over bid circular dated February 10, 2014, a copy of which will be filed with the SEC as part of a registration statement on Form-10 and a tender offer statement on Schedule TO. A copy of the press release announcing the offer is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as otherwise set forth in this Item 4, Hudbay currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although Hudbay may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.   Material to be Filed as Exhibits

Exhibit 99.1	Press release announcing the offer (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).

Additional Information

The full details of Offer will be set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay expects to file with the Canadian securities regulatory authorities. Concurrently, Hudbay expects to file with the SEC a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This filing is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This filing does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Augusta.  The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

(2)  Based on 144,412,062 common shares of the Issuer outstanding as of November 13, 2013 as disclosed in the Issuer’s Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013, attached as Exhibit 99.2 to the Issuer’s Form 6-K filed November 14, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

Date: February 10, 2014	By:	/s/ Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate Secretary